EXHIBIT 99.2

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede. October 21, 2019 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» Bulletin N ƒ 126 SHAREHOLDERS' AND UNITHOLDERS' MEETINGS GENFIT French public limited company ( Société Anonyme ) governed by a Board of Directors with share capital of 9,707,855.25 euros Registered Office: 885 avenue Eugène Avinée, 59120 Loos 424 341 907 R.C.S. Lille Métropole (the “ Company ”) 1 Notice of meeting serving as convocation Ladies and Gentlemen, the shareholders of GENFIT are convened to attend an Ordinary and Extraordinary Shareholders’ Meeting at the Company’s registered office, located in Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on 27 November 2019 at 2 : 30 pm, to deliberate on the following agenda : AGENDA Ordinary Shareholders’ Meeting  Reading of the Statutory Auditors' special report on the regulated agreements within the meaning of articles L . 225 - 38 et seq of the French Code de commerce and approval of the regulated agreements referred to in the Statutory Auditors' special report ( Resolutions n ƒ 1 and 2 ) ;  Approval of regulated agreements within the meaning of article L . 225 - 42 - 1 of the French Code de commerce for the benefit of Mr . Pascal PRIGENT, Chief Executive Officer of the Company ( Resolution n ƒ 3 )  Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind that may be granted to Mr . Jean - Francois MOUNEY, Chairman of the Board of Directors of the Company for the remaining term of 2019 financial year ( Resolution n ƒ 4 ) ;  Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind that may be granted to Mr . Pascal PRIGENT, Chief Executive Officer of the Company for the remaining term of 2019 financial year ( Resolution n ƒ 5 ) ;  Authorisation for the Company’s to repurchase shares ( Resolution n ƒ 6 ); Extraordinary Shareholders Meeting  Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company (Resolution n ƒ 7)

 Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares (Resolution n ƒ 8 ) ;  Authorisation granted to the Board of Directors to allocate existing or new free shares (Resolution n ƒ 9 ) ;  Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan (Resolution n ƒ 10 ) ;  Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, pursuant to the authorisation to repurchase shares (Resolution n ƒ 11 ) ; and Ordinary Shareholders’ Meeting  Powers to carry out formalities (Resolution n ƒ 12). 2 DRAFT RESOLUTIONS Ordinary Shareholders’ Meeting First Resolution - Special report of the Statutory Auditors on regulated agreements – Amendment of the indemnification agreement entered into between the Company and Mr . Jean - François MOUNEY, Chairman of the Board of Directors of the Company The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L . 225 - 38 and L . 225 - 40 of the French Code de commerce regarding the amendment of the indemnification agreement entered into between the Company and Mr . Jean - François MOUNEY, approves this report as it regards this indemnification agreement . Second Resolution - Special report of the Statutory Auditors on regulated agreements – Amendment of the indemnification agreement entered into between the Company and Mr . Pascal PRIGENT, Chief Executive Officer of the Company The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with articles L . 225 - 38 and L . 225 - 40 of the French Code de commerce regarding the amendment of the indemnification agreement entered into between the Company and Mr . Pascal PRIGENT, approves this report as it regards this indemnification agreement . Third Resolution - Approval of regulated agreements within the meaning of article L . 225 - 42 - 1 of the French Code de commerce for the benefit of Mr . Pascal PRIGENT, Chief Executive Officer of the Company . The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Statutory Auditors’ report prepared in accordance with article L . 225 - 42 - 1 of the French Code de commerce, approves in accordance with the article L . 225 - 42 - 1 of the French Code de commerce , the Company’s undertakings decided at the Board of Directors' meetings on 2 September and 18 October 2019 relating to severance pay and the non - competition clause for Mr . Pascal PRIGENT . Fourth Resolution – Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind that may be granted to Mr . Jean - François MOUNEY, Chairman of the Board of Directors of the Company for the remainder of the 2019 financial year The Shareholders’ Meeting, acting in accordance with the quorum and majority required for ordinary shareholders’ meetings, approves, in accordance with article L . 225 - 37 - 2 of the French Code de commerce , the principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind, that may be granted to Jean - François MOUNEY, as Chairman of the Board of Directors of the Company for the remainder of the 2019 financial year, as described in Schedule I of the Board of Directors’ report to the Shareholders’ Meeting, supplementing the corporate governance report referred to in article L . 225 - 37 - 2 of the French Code de commerce attached to the report referred to in articles L . 225 - 100 and L . 255 - 102 of the French Code de commerce . Fifth Resolution – Approval of principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind that may be granted to Mr . Pascal PRIGENT, Chief Executive Officer of the Company for the remainder of the 2019 financial year The Shareholders’ Meeting, acting in accordance with the quorum and majority required for ordinary shareholders’ meetings, approves, in accordance with article L . 225 - 37 - 2 of the French Code de commerce , the principles and criteria for determining, allocating and granting of the fixed, variable and extraordinary components of overall compensation and benefits of any kind, that may be granted to Mr . Pascal PRIGENT, as Chief Executive Officer of the Company for the remainder of the 2019 financial year, as described in Schedule I of the Board of Directors’ report to the Shareholders’ Meeting, supplementing the corporate governance report referred to in article L . 225 - 37 - 2 of the French Code de commerce attached to the report referred to in articles L . 225 - 100 and L . 255 - 102 of the French Code de commerce . Sixth Resolution - Authorisation for the Company’s repurchase ofshares The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for ordinary shareholders’ meetings, after having deliberated and reviewed the Board of Directors’ report, authorises the Board of Directors, along with the ability to sub - delegate, pursuant to the conditions set forth in articles L . 225 - 209 et seq . of the French Code de commerce , to repurchase Company’s shares through the implementation of a share buyback program . The Shareholders’ Meeting decides that :  the maximum purchase price (excluding expenses) per share is set at €125.00 and  the maximum amount of funds allocated to the implementation of this share repurchase program may not exceed € 1 , 500 , 000 . The Shareholders’ Meeting grants to the Board of Directors, along with the power to sub - delegate within the conditions of article L . 225 - 209 French Code de commerce , in the event of a change in the par value of the share, a capital increase through incorporation of reserves, issue of free shares, stock split or reverse stock split, distribution of reserves or of any other assets, redemption of capital or any other transaction or with the amortisation of equity or other transactions affecting equity, the power to adjust the purchase price aforementioned in such so as to take account of the impact of such transactions on the value of the shares . The Shareholders’ Meeting decides that the Company may purchase a number of shares such that :  the maximum number of shares that may be acquired pursuant to this authorisation may not exceed ten per cent . ( 10% ) of the total number of shares comprising the Company’s share capital and five per cent . ( 5% ) of the total number of shares comprising the Company’s share capital for the acquisitions made to retain shares and to subsequently use them as payment or in an exchange in the 3 context of a merger, split or contribution transaction ; it being specified that (i) these limits apply to an amount of the Company’s share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders’ Meeting, and (ii) when the shares are bought back to promote liquidity under the conditions set out by the general regulations of the French Autorité des marchés financiers , the number of shares taken into account to calculate the above mentioned ten per cent . ( 10% ) limit corresponds to the number of shares purchased, minus the number of shares re - sold during the authorisation period ; and  the acquisitions carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than ten per cent. (10%) of its share capital. This authorisation is intended to allow the Company to pursue the following objectives, in compliance with applicable legislative and regulatory provisions: 4 ( i) to retain the Company’s shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions, in accordance with stock market regulations ; ( ii) to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company; ( iii) to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, the stock option plans or through a company savings plan ; ( iv) to ensure liquidity and to promote the secondary market for the Company’s securities, which would be accomplished by an investment services provider acting under a liquidity contract in compliance with the ethics charter recognised by the French Autorité des marchés financiers ; ( v) to cancel all or part of the repurchased securities, provided the nineth resolution below is adopted; and ( vi ) to accomplish all other authorised purposes or purposes that could become authorised by law or recognised or that would be recognised as a market practice by the French Autorité des marchés financiers , in which case, the Company would inform its shareholders by way of a press release . The Shareholders’ Meeting decides that these purchase, sale, exchange or transfer transactions may be carried out in any manner, that is, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over - the - counter transaction, including by acquisition or block trades, or by resorting to financial instruments, in particular financial derivatives negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through an over - the - counter transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company’s Board of Directors or by the person to whom the Board of Directors delegated its authority . The maximum portion of the share capital acquired or transferred in the form of securities blocks can reach the entire repurchase program . Moreover, the Shareholders’ Meeting grants full powers to the Board of Directors, along with the power to sub - delegate pursuant to the conditions set forth in article L . 225 - 209 of the French Code de commerce , to decide and implement this authorisation, to specify, if necessary, its terms and, in particular, to place any on or off - market orders, to allocate or reallocate purchased shares to the various set objectives in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the French Autorité des marchés financiers and, generally speaking, to take any necessary actions in order to complete the transactions carried out pursuant to this authorisation . The Shareholders’ Meeting also grants full powers to the Board of Directors, if the law or the French Autorité des marchés financiers were to extend or supplement to the authorised objectives for share repurchase programs, to inform the public of any changes to the repurchase program concerning the modified objectives, in accordance with applicable laws and regulations . This authorisation is granted for a period of 18 months from the date of this Shareholders’ Meeting . It voids, from this day, any prior authorisation having the same purpose, i . e . any authorisation relating to the repurchase of its own shares by the Company . This authorisation therefore voids the authorisation granted by the Shareholders’ Meeting dated 15 June 2018 pursuant to seventh resolution . 5 Extraordinary Shareholders’ Meeting Seventh Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to articles L . 225 - 129 to L . 225 - 129 - 6 , L . 225 - 138 and L . 228 - 91 et seq . of the French Code de commerce : 1. Delegates its authority to the Board of Directors for the purpose of deciding to increase the share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, through the issuance of share subscription warrants ( bons de souscription d’actions , or “ BSA ”), it being specified that the Board of Directors may sub - delegate to the Chief Executive Officer or, with his approval, to one or more of its Deputy Chief Executive officers members, under the conditions set forth by law, all the necessary powers to decide on the share capital increase ; 2. Decides that the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed a maximum nominal amount of € 7 , 500 (i . e . , on the basis of the current nominal value of the Company’s shares, equal to € 0 . 25 , a maximum amount of 25 , 000 shares), it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital ; 3. Decides to suppress the preferential subscription right of shareholders to the BSA referred to in this resolution and to reserve the right to subscribe to any natural person or legal entity that is a consultant of the Company able to prove an existing contractual relationship with the Company as of the date of the use of this delegation by the Board of Directors ; 4. Acknowledges that, for the benefit of holders of the BSA issued pursuant to this resolution, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares that these BSA grant rights over ; 5. Decides that the Board of Directors will determine the precise list of beneficiaries within the category of beneficiaries previously mentioned for whose benefit the preferential subscription right was suppressed and will determine the characteristics, amounts and terms and conditions of any issuance, as well as the terms and conditions for paying up the issued shares, being specified that one BSA will give the right to subscribe to one Company’s share . In particular, the Board of Directors will determine the number of the BSA to be issued for the benefit of each beneficiary and will set, taking into account the guidelines included in its report, the subscription price and the exercise price of such BSA, their dividend entitlement date ( date de jouissance ), it being specified that the amount paid or that should be paid to the Company for each share issued within the context of this delegation, will be at least equal to the volume - weighted average of the Company’s share price quotation during a period of a minimum of five consecutive trading days to a maximum of thirty consecutive trading days among the last thirty trading days preceding the date upon which the subscription price is set, and potentially be discounted by a maximum amount of 5 % at the time of allocation of the BSA, it being specified that the subscription price of the BSA shall be equal to 10 % of the thus - determined exercise price of the BSA and that the amount thus disbursed at the moment of subscription may be deducted from the amount due at the time of exercise ; 6. Acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i . e . , any delegation for the purpose of issuing autonomous BSA reserved for a specific category of persons . This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 15 June 2018 pursuant to its twenty - second resolution ; and 7. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary Shareholders’ Meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution . The delegation of authority thus granted to the Board of Directors is valid for a term of 18 months as from the date of this Shareholders’ Meeting . Eighth Resolution - Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to articles L . 225 - 177 to L . 225 - 185 of the French Code de commerce ; 6 1. Authorises the Board of Directors to grant, on one or more occasions, subject to the abstention periods provided for by law, options granting entitlement to the subscription of new shares of the Company to be issued by means of a share capital increase or to the purchase of existing Company’s shares resulting from buy - backs realised pursuant to applicable law, to the benefit of employees and executive officers of the Company or of the groups provided in article L . 225 - 180 of the French Code de commerce , or of some of them, and thus approves the putting in place by the Board of Directors of one or more share subscription and/or purchase options plans within the frame set out below ; 2. Decides that the options that may be granted pursuant to this authorisation will not give rights, upon exercise, to the subscription or purchase of a total number of shares exceeding 400 , 000 shares, that is, a maximum share capital increase of € 100 , 000 ; it being specified that this cap : (i) does not take into account any adjustment that may be made in accordance with applicable legal and regulatory provisions and, as the case may be, with the contractual provisions providing for other adjustment cases to preserve the rights of the holders of securities or other rights giving access to the share capital ; and (ii) shall be adjusted to take into account all transactions lowering the nominal value of the shares or increasing the number of shares that could take place before the allocation of the options ;

3. 7 Decides that the time period for exercising the options shall not exceed 10 years from the date of the allocation; 4. Decides that the exercise price of the options granted pursuant to this delegation shall be set on the day the options are allocated by the Board of Directors, it being specified that the exercise price of the options shall not be (i) lower than 80 % of the average of the stock price during the twenty stock market trading days preceding the date upon which the options are granted ; and (ii) only for stock options, lower than 80 % of the average purchase price of the shares held by the Company, pursuant to articles L . 225 - 208 and L . 225 - 209 of the French Code de commerce ; 5. 6. Decides that the exercise price may be modified throughout the duration of the options only in case of implementation of the measures required to protect the interests of the beneficiaries of the options, pursuant to article L . 225 - 181 of the French Code de commerce ; Acknowledges that, for the benefit of the beneficiaries of the options, the Shareholders’ Meeting’s decision automatically implies shareholders’ renunciation of their preferential subscription rights to shares that shall be issued as the options to subscribe are exercised ; 7. Decides to grant full powers to the Board of Directors, with the option to delegate and sub - delegate under the conditions set forth by law, notably:  to determine the number of beneficiaries and the number of options granted to each of them;  to set the conditions for the allocation of the options;  to set, within the above - specified limits, the options exercise price and the time period during which the options may be exercised, and set the conditions under which they shall be adjusted, in the circumstances provided for by law ;  to set the exercise conditions and notably the performance conditions to which the exercise of the options allocated to the executive officers of the Company and to some of the manager of the Company and of its subsidiaries shall be subject to ;  to require, as the case may be, a time period during which the options shall not be exercised and/or a time period during which the acquired shares may not be transferred ;  to temporarily suspend the exercise of the options in certain circumstances;  when determining the features of each plan, to take into account legal requirements, notably tax ones, applicable depending on the jurisdiction where the beneficiaries are located, notably, as far as the United States are concerned, article 422 of the Federal Tax Code ;  at its sole initiative, deduct the capital increase expenses on the amount of the premium relating to these issuances and to deduct from this amount the sums required to raise the legal reserve to one - tenth of the new share capital after each increase ; and  to record the completion of the increase(s) in the share capital resulting from the exercise of the options, complete any acts and formalities in order to finalise the increase(s) in share capital realised pursuant to this authorisation, amend the bylaws accordingly and more generally take all decisions required in the context of this authorisation, grant all delegations, and do all that is needed . The Board of Directors shall notify the shareholders each year during the Shareholders’ Meeting, under the conditions set forth by law, of the transactions carried out in pursuant to this resolution .

The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i . e . any delegation relating to options to subscribe and/or purchase shares . This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 15 June 2018 pursuant to its twenty - third resolution . This authorisation is granted for a period of 38 months from the date of this Shareholders’ Meeting . Ninth Resolution - Authorisation granted to the Board of Directors to allocate existing or new free shares The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of articles L . 225 - 197 - 1 et seq . of the French Code de commerce , authorises the Board of Directors to proceed with the free allocation of 100 , 000 common shares, existing or to be issued, with a nominal value of € 0 . 25 each, for the benefit of the employees and the executive officers of the Company and its consolidated subsidiaries as at 31 December 2018 eligible under the above mentioned legal texts, or for the benefit of some of them (the “ Free Shares ”) . (1) Share capital increase The allocationt of the totality of the Free Shares, in the case of new shares, will result in a capital increase of € 25 , 000 , which is authorised by this Shareholders’ Meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital . The capital increase that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the account “share issue premium” . The Shareholders’ Meeting acknowledges that this decision implies shareholders’ renunciation of their rights, for the benefit of holders of Free Shares, to the said reserves . (2) Allocation and retention periods The Board of Directors shall determine, for each allocation, a vesting period of at least one year after which the allocation of existing or new shares will become definitive, followed, if deemed useful or necessary by the Board of Directors, by a retention period of a duration it shall determine and which shall run from the definitive acquisition of the existing or new shares ; it being specified that the cumulated duration of the vesting period and, as the case may be, of the retention period, shall be of at least three years . The definitive vesting of the Free Shares must be subject to a condition of the beneficiary’s presence in the Company or its subsidiaries as employee and/or executive officer or the member of the administrative or supervisory bodies and, as the case may be, to the fulfilment of performance conditions that the Board of Directors may determine upon allocation, as is specified below . However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in article 341 - 4 of the French Code de la sécurité sociale (or its equivalent in an applicable foreign law), the Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable . (3) Delegation of powers to the Board of Directors The Shareholders' Meeting grants full powers to the Board of Directors, with the option to sub - delegate under the conditions set forth by law, to implement the allocation of Free Shares, including : 8

 to determine the conditions of eligibility of the employees of the Company or of its consolidated subsidiaries, as referred to in the first paragraph, eligible for such allocation; 9  to determine the identity of the beneficiaries and the number of Free Shares granted to each of them;  to determine, in particular for the executive officers and certain managers of the Company and its subsidiaries, as the case may be, the performance conditions to which the definitive acquisition of the Free Shares will be subject ;  to establish the rules for the allocation plan of the Free Shares;  to set, in accordance with the conditions and limits set forth by applicable legal provisions, the dates on which the Free Shares will be allocated;  to take all necessary measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provision ;  to acknowledge the completion of the capital increase resulting from such allocation after the allocation period or, if applicable, as a result of the exercise of all other conditions subordinating the definitive allocation of Free Shares ;  to set the dividend entitlement date ( date de jouissance ), even retroactively, of the Free Shares to be issued ; and  to take any action required by the implementation of this authorisation, in accordance with the legislation currently in force . The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i . e . any delegation relating to the allocation of existing or new free shares . This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 15 June 2018 pursuant to its twenty - fourth resolution . This authorisation may be used within a period of 38 months from the date of this Shareholders’ Meeting . Tenth Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, pursuant to articles L . 3332 - 18 et seq . of the French Code du travail and of article L . 225 - 138 - 1 of the French Code de commerce and in accordance with the provisions of article L . 225 - 129 - 6 of that same Code : 1 . Delegates all powers to the Board of Directors for the purpose of increasing the Company’s share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, by a maximum nominal amount of € 50 , 000 (or, on the basis of the current nominal value of the Company’s shares, equal to € 0 . 25 , a maximum amount of 12 , 500 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in article L . 225 - 180 of the French Code de commerce and article L . 3344 - 1 of the French Code du travail ; 2 . Decides that the Board of Directors will set the subscription price of the new shares, that will be equal to 80 % of the average of the first listed prices of the Company’s share on the Euronext Paris stock exchange during the twenty stock market trading days preceding the date of the decision setting the opening date for subscription when the duration of the lock - up period stipulated by the savings plan pursuant to articles L .

3332 - 25 et seq . of the French Code du travail is less than 10 years, and to 70 % of this average when said lock - up period is greater than or equal to 10 years . Nevertheless, the Shareholders’ Meeting expressly authorises the Board of Directors, if it thinks it appropriate, to reduce or cancel the above - mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company savings plan benefiting from the capital increase reside ; 3. Decides that the Board of Directors will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company’s share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20 % or 30 % when the lock - up period stipulated by the plan pursuant to articles L . 3332 - 25 et seq . of the French Code du travail is greater than or equal to 10 years ; 4. Decides, pursuant to article L . 3332 - 21 of the French Code du travail , that the Board of Directors may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company’s share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in articles L . 3332 - 10 et seq . of the French Code du travail ; 5. Decides to suppress, in favor of members of a company savings plan, the shareholders’ preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution in favor of the members of a company saving plan, give access to ; 6. Decides that the characteristics of the other securities giving access to the share capital of the Company will be decided by the Board of Directors, under the conditions set forth by applicable regulations ; 7. Decides that the Board of Directors shall have all powers, with the power to delegate or sub - delegate pursuant to applicable legal and regulatory provisions, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issuances to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates ( dates de jouissance ) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company’s share capital, requesting the created securities’ admission to trading on the stock market wherever appropriate, acknowledging the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one - tenth of the new share capital after each share capital increase . The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i . e . any delegation relating to the issuance of ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan . This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 15 June 2018 pursuant to its twenty - fifth resolution . The delegation thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting . 10

Eleventh Resolution - Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorisation to repurchase shares The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors, pursuant to the provisions of articles L . 225 - 209 et seq . of the French Code de commerce , to cancel, in the proportions and at the times it shall determine, once in full or in several instalments, all or part of the Company’s shares that the Company holds pursuant to the authorisation granted by the Shareholders to repurchase the Company’s shares, and to reduce the share capital by the overall nominal amount of the shares thus cancelled, within the limit of 10 % of the share capital per periods of 24 months ; it being reminded that this 10 % limit applies to the Company’s share capital amount, which may, if applicable, be adjusted to take into account the transactions affecting the share capital that may occur subsequent to this Shareholders’ Meeting . The Shareholders' Meeting grants full power to the Board of Directors, with the power to sub - delegate under the conditions set forth by law, for the purpose of proceeding with said capital reduction, acknowledging its successful completion, adding the difference between the cancelled share repurchase price and their par value to all items relating to reserves or premiums, carrying out the corresponding amendments to the by - laws, as well as making any declarations to the French Autorité des marchés financiers , completing any other formalities and, generally speaking, taking any necessary action . This authorisation is granted for a term of 18 months as from the date of this Shareholders’ Meeting . It voids, as from this day, any prior delegation granted to the Board of Directors, having the same purpose, i . e . , any delegation relating to the reducing of the share capital by cancellation of treasury shares . This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 15 June 2018 pursuant to its twenty - sixth resolution . Ordinary Shareholders’ Meeting Twelfth Resolution – Powers to carry out formalities The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting, in its ordinary and extraordinary parts, for the purposes of fulfilling all legal formalities . * * * * * 11 Preliminary formalities to complete in order to participate in this Shareholders’ Meeting The Shareholders’ Meeting is composed of all the shareholders irrespectively of the number of shares they do own . The shareholders, wishing to participate to the Shareholders’ Meeting, to be represented or to vote by mail, shall justify the ownership of their shares on the second business day preceding the shareholders’ meeting at 0 : 00 am, Paris time (which will be the 25 November 2019 , 0 : 00 am, Paris time) by registration of their shares in their name, in accordance with the conditions set forth in the article R . 225 - 85 French Code de commerce .

Modalities to participate to the Shareholders’ Meeting The shareholders willing to assist physically the Shareholders’ Meeting will be able to: a. for the shareholder which shares are registered in registered form: ▪ to introduce themselves on the Shareholders’ Meeting day directly to the counter specifically dedicated to this purpose with an identity card ; ▪ request for an admittance card : o either at the BNP Paribas Securities Services, Service Assemblées Générales – CTO Assemblés Générales – Les Grands Moulins de Pantin 9 , rue du Débarcadère – 93761 Pantin Cedex, o either by requesting online on the securitised platform VOTACCESS, via the access by the Planetshares website on the following address : https : //planetshares . bnpparibas . com . The holder of pure registered shares ( action inscrites au nominatif pur ) will have to connect on thePlanetshares website with his usual access codes . The holder of administered registered shares ( actions inscrites au nominatf administré ) will have to log on the Planetshares website using his username, which is to be mentioned on the upper right of the hardcopy of his voting form . In case the shareholder is not in possession of his username and/or password, he may contact the numbers 01 57 43 02 30 (from France) or + 33 1 57 43 02 30 (from abroad), at his disposal or via the contact form available on https : //planetshares . bnpparibas . com . After being logged in, the holder of registered shares shall follow the guidelines on his screen in order to access the VOTACCESS website and request for an admission card . b. for the shareholder which shares are in the bearer form ( actions inscrites au porteur ) : ▪ request from the financial intermediary, which manages his share account, that an admission card will be sent to him . If the financial intermediary, which manages his share account, is connected to the website VOTACCESS, the shareholder can also request an admission card by electronic means according to the following terms : After being identified on the internet portal of this financial intermediary with usual access code, he shall click on the icon, which appears on the line corresponding to the GENFIT shares and follow the guidelines given on his screen in order to access to the VOTACCESS website and ask for an admission card Sareholders who cannot be physically present at the Shareholders’ Meeting may vote by mail or be represented, by giving the power to the Chairman of the Shareholders’ Meeting or any other eligibleperson : a) Registered shareholders:  either send the voting cary by mail or provide a power of attorney, which will be addressed with the convocation to the following address : BNP Paribas Securities Services, Service Assemblées Générales – CTO Assemblées Générales – Les Grands Moulins de Pantin 9 , rue du Débarcadère – 93761 Pantin Cedex . The appointments or revocations of the attorneys in fact expressed in paper form will be received at least three calendar days before the Shareholders’ Meeting .  or provide voting instructions, and designate or revoke an attorney in factvia Internet before the Shareholders’ Meeting, on the VOTACCESS website in the conditions described below : 12

Shareholder holding in pure or administered registered form, wishing to vote by Internet, can do so through the website VOTACCESS via the website Planetshares :: https : //planetshares . bnpparibas . com . Shareholders holding in pure registered form shall connect to the website Planetshares by using their usual access codes . Shareholders holding in administered registered form shall connect to the website Planetshares using their ID number on the upper right of their voting paper form . In case the shareholder no longer has its username and/or password any more, it can contact the numbers + 33 1 57 43 02 30 (from France) or + 33 1 57 43 02 30 (from abroad) at its disposal or proceed via a contact form . After logging in, the registered shareholder shall follow the guidelines on its screen in order to access the website VOTACCESS and vote or designate or revoke a representative . b. for the shareholder holding bearer shares : ▪ request the voting form to vote by mail or by power of attorney from the financial intermediary which manages the securities as from the date of which the general meeting has been convened . Such unique form shall be accompanied by a participation certificate delivered by a financial intermediary and addressed to : BNP Paribas Securities – CTO Assemblées Générales – Les Grands Moulins de Pantin 9 , rue du Débarcadaère – 93761 Pantin Cedex . To be taken into account, vote by mail forms shall be received by the issuer or the BNP Paribas Securities Services General Meetings department, at the latest, three calendar days (being 24 November 2019 ) before the closing of the general meeting . If the financial intermediary is connected to the website VOTACCESS, the shareholder shall identify himself on the internet portal of his account holder establishment with his usual access codes . He should then click on the icon appearing on the corresponding line of his shares and follow the guidelines written on the screen in order to access to the VOTACCESS website and vote or appoint or revoke a representative . If the account holder establishment of the shareholder is not connected to the website VOTACCESS, in accordance with the provisions of article R . 225 - 79 French Code de commerce the notice of the representative appointment and revocation can also be performed by electronic means, according to the following terms : o the shareholder shall send an email to the address : paris . bp 2 s . france . ctsmandats@bnpparibas . com . o This email shall contain the following information : name of the involved issuer, date of Shareholders’ Meeting, name, surname, address, banking references of the shareholder and the name, surname and if possible the address of the representative . o the shareholder shall request from his financial intermediary which manage his share accounts to send a written confirmation to the service Assemblées Générales of BNP Paribas Securities Services – CTO Assemblées Générales – Les Grands Moulins de Pantin 9 , rue du Débarcadère – 93761 Pantin Cedex . Only the designations or revocations’ notifications of the representatives shall be addressed to the above - mentioned electronic address, any other request or notification about another matter will not be taken into account . In order for the designations or revocations’ notifications of representative mandates expressed by electronic means to be validly taken into account, the confirmations shall be received at the latest the day before the general meeting, at 3 : 00 pm (Paris time) . The website VOTACCESS will be open from 8 November 2019 . 13

The possibility to vote by internet before the General Meeting will end on the day preceding the general meeting being 26 November 2019 , at 3 pm, Paris time . However, in order to avoid any overcrowding of the VOTACCESS website, it is recommended to shareholders not to wait the day preceding the Shareholders’ Meeting to vote . Written questions In accordance with article R . 225 - 84 of French Code de commerce , each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice . The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 LOOS or by email to the following address : investors@genfit . com . This mailing shall be realised at the latest the fourth business day preceding the date of the Shareholders’ Meeting . Rights to shareholder information All the documents and information set forth in article R . 225 - 73 - 1 of the French Code de commerce shall be consulted on the issuer’s website : www . genfit . fr, as from the 21 st day before the general meeting, i . e . , 6 November 2019 . * * * * * 14